Exhibit 99.1




MAXICARE TEAMS WITH THE TRIZETTO GROUP TO ENHANCE ITS
INFORMATION SYSTEMS


LOS ANGELES, July 25, 2000 Maxicare Health Plans, Inc., (NASDAQ: MAXI) announced today that it has entered into a letter of intent with the TriZetto? Group, Inc. of Newport Beach, California to improve its current information systems. According to Susan Blais, executive vice president of Maxicare, the multi-phased process scheduled for full implementation by 2002 will focus on several key areas including core transaction systems, connectivity infrastructure, information access and reporting as well as e-business.
	TriZetto Chairman and CEO, Jeff Margolis, said, "It's exciting to consider the possibilities of applying a comprehensive set of leading technology and process solutions to Maxicare's substantial membership base and provider network. We believe that Maxicare's business model is ideal for the application of information technology to create a new way of interacting with health plan members, providers and employers."
	"As we move forward through this implementation, it is our belief that all of our constituents will be positively impacted," said Blais. She added, "We believe that TriZetto's ASP (applications service provider) model offers the best opportunity for us to achieve the objectives."
	The implementation is subject to certain contingencies including the negotiation and execution of a definitive agreement between the parties.

About Maxicare
	Maxicare Health Plans, Inc., is a managed health care company with operations in Indiana and California. The company also offers various employee benefit packages through its subsidiaries, Maxicare Life and Health Insurance Company and HealthAmerica Corporation.

About TriZetto
	The TriZetto? Group, Inc., is a leading provider of Internet-enabled application services and business portals for the healthcare industry. As

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an application services provider (ASP), TriZetto hosts software for a predictable monthly fee, saving customers significant time, money and frustration. HealthWebSM, its Internet platform, assists healthcare administrators and professionals in performing their routine tasks and facilitates information-exchange and e-commerce among all key healthcare participants: providers, health plans, employers and health-plan members. Headquartered in Newport Beach, Calif., TriZetto can be reached at (949) 719-2200, www.trizetto.com or www.healthweb.net.

Forward Looking Information

This news release contains forward looking information. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond the Company's control. These risks and uncertainties include limitations on premium levels, greater than anticipated increase in health care expenses including pharmaceutical costs, loss of contracts with providers, insolvency of providers, benefit mandates, variances in anticipated enrollment as a result of competition or other factors, litigation, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements. The effects of the aforementioned risks and uncertainties could have a material adverse impact on the liquidity and capital resources of the Company. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.









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